UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2019
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated April 9, 2019.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: April 9, 2019

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 9, 2019

Exhibit 1

Elbit Systems Announces Offering of Ordinary Shares

Haifa, Israel, April 09, 2019 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) ("Elbit Systems" or "the Company") announced today that it has obtained the commitment of several institutional investors in Israel to purchase 1,408,921 ordinary shares of the Company, par value 1.0 New Israeli Shekel ("NIS") per share (the "Offered Shares"), at a purchase price per Offered Share of approximately NIS 472 (approximately $132), for gross proceeds of approximately NIS 665 million (approximately $186 million) (the "Offering"). The Offered Shares are currently held by the Company as treasury shares.

Barak Capital Underwriting Ltd. is acting as a distributer in Israel for the Offering. The closing of the Offering is expected to occur on or about April 15, 2019, subject to the satisfaction of customary closing conditions, including receipt of the approval of the Tel Aviv Stock Exchange Ltd. (TASE) for trade on the TASE of the Offered Shares.

The Company intends to use the net proceeds from the Offering for general corporate purposes.

The sale and/or transfer of the Offered Shares to the purchasers are subject to the limitations on re-sale of securities set forth in the Israeli Securities Law of 1968 and the regulations promulgated thereunder as applicable.

The Offered Shares are being offered by the Company pursuant to an automatic shelf registration statement (including a prospectus) that was filed on April 8, 2019 with the United States Securities and Exchange Commission (the "SEC") and became effective upon such filing. Prospective investors should read the prospectus in that registration statement and the documents incorporated by reference in that registration statement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or the TASE website at www.maya.tase.co.il.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, including the Offered Shares, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links, communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Tel: +972-4-8316663 j.gaspar@elbitsystems.com David Vaaknin, VP, Head of Corporate Communications Tel: +972-77-2946691 david.vaaknin@elbitsystems.com	IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-688-3559 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: expectations with respect to the Offering, including statements about our intended use of proceeds from the Offering, scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.